Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH
Tel: 0131 225 2552
www.standardlife.com

RECEIVED
2006 NOV 14 P
OFFICE OF INTERNATIONAL CORPORATE FINANCE

8 November 2006

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Co[redacted]
450 Fifth Street N.W
Washington DC 20549
UNITED STATES OF AMERICA

06018428

SUPPL

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

Further to my letters of 11 August 2006 and 29 September 2006 (copies attached), in accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since 29 September 2006.

I would appreciate a response to the questions in my previous letters with regard to the possibility of providing copies of the announcements electronically, the most appropriate timescales for providing copies of the announcements and the contact details for the person who deals with our File.

I look forward to hearing from you in due course.

Yours faithfully

PROCESSED
NOV 16 2006
THOMSON FINANCIAL

Julie Reith
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_reith@standardlife.com

Encls. Copy of Letter dated 11 August 2006
Copy of Letter dated 29 September 2006
Appendix A Exhibits 23 - 31

dlw 11/14

COPY

Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

Tel: 0131 225 2552
www.standardlife.com

11 August 2006

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

In accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since our admission to the Official List of the London Stock Exchange on 10 July 2006.

Going forward, I would be grateful if you could confirm whether it is possible for us to provide copies of these announcements electronically, and if so, the email address we should send them to. Additionally, we would also appreciate guidance on whether copies of each announcement should be provided when it is released to the London Stock Exchange, or whether they could be provided on a monthly basis, for example.

For ease of contact, going forward please can you confirm individual contact details for the person who deals with our File, as appropriate.

I look forward to hearing from you in due course.

Yours faithfully

Julie Reith
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_reith@standardlife.com

Encls. Appendix A
Exhibits 1-16

COPY

Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

Tel: 0131 225 2552
www.standardlife.com

29 September 2006

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

Further to my letter of 11 August 2006 (copy attached), in accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since 11 August 2006.

I would appreciate a response to the questions in my previous letter with regard to the possibility of providing copies of the announcements electronically, the most appropriate timescales for providing copies of the announcements and the contact details for the person who deals with our File.

I look forward to hearing from you in due course.

Yours faithfully

Julie Reith
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_reith@standardlife.com

Encls. Copy of Letter dated 11th August 2006
Appendix A
Exhibits 17-22

No.	Subject	Date of Announcement	Date Copied to SEC
23	Additional Listing	05/10/2006	08/11/2006
24	Additional Listing	17/10/2006	08/11/2006
25	Acquisition	25/10/2006	08/11/2006
26	Directorate Change	30/10/2006	08/11/2006
27	Holding(s) in Company	31/10/2006	08/11/2006
28	Directorate Change	31/10/2006	08/11/2006
29	Director/PDMR Shareholding	01/11/2006	08/11/2006
30	Additional Listing	02/11/2006	08/11/2006
31	New Business Results	08/11/2006	08/11/2006

Standard Life plc - Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for the listing of 8,827 ordinary shares of 10 pence each in Standard Life plc (the "Company") in respect of further allotments of shares to satisfy demutualisation entitlements. These shares, which are expected to be admitted to the Official List on 6 October 2006 for trading to commence on 9 October 2006, will rank equally with the existing issued ordinary shares of the Company.

5 October 2006

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc - Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for the listing of 15,710 ordinary shares of 10 pence each in Standard Life plc (the "Company") in respect of further allotments of shares to satisfy demutualisation entitlements. These shares, which are expected to be admitted to the Official List on 18 October 2006 for trading to commence on 19 October 2006, will rank equally with the existing issued ordinary shares of the Company.

17 October 2006

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc

Standard Life becomes minority shareholder in Simply Biz

Standard Life announces that it has purchased a 10% shareholding in Simply Biz plc ('Simply Biz'), as part of the continued development of its distribution strategy. Simply Biz is one of the leading UK based providers of financial compliance services and of training and support services to financial advisers.

Trevor Matthews, Chief Executive of Standard Life Assurance Limited said:

"This is another important step in the ongoing development of our business and we are delighted to be associated with a company of Simply Biz's standing in the industry. Given the quality of their proposition, management team and track record of delivery we believe this represents an excellent investment opportunity. We believe that the future for Simply Biz is a bright one."

Ken Davy, Executive Chairman of Simply Biz plc said:

"I am particularly pleased to welcome Standard Life as a shareholder in Simply Biz and believe this investment will enable us to strengthen our position as one of the UK's leading providers of support services to financial advisers. Financial advisers increasingly recognise the value added by our independent and highly professional approach. This investment demonstrates the quality of our business and will help us to achieve even greater success in the future."

26 October 2006

Enquiries:

Gillian Bailey, Investor Relations, 0131 245 1110
Danielle Pinnington, Press Office, 0131 245 0178
Peter Timberlake, Press Office, 020 7872 4485

Note:
As at 31 December 2005, the audited gross assets of Simply Biz were £12.0m.

END

Standard Life plc ("the Company")

Resignation of Group Finance Director of Standard Life plc

Further to the announcement by the Company on 25 September 2006 regarding the decision of Alison Reed, Group Finance Director, to step down as a director with effect from 31 October 2006, the Board announces that Ms Reed has now resigned.

30 October 2006

Enquiries:

Scott White, Press Office, 0131 245 5422
Gordon Aitken, Investor Relations, 0131 245 6799

END

NOTIFICATION OF MAJOR INTERESTS IN SHARES

RECEIVED
2005 NOV 14 P 1:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. Name of company

Standard Life plc

2. Name of shareholder having a major interest

Legal & General Group plc and/or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Legal & General Group plc and/or its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	No of Shares
HSBC Bank plc A/c 914945	657,153
HSBC Bank plc A/c 775245	5,123,278
HSBC Bank plc A/c 357206	43,231,067
HSBC Bank plc A/c 866203	3,904,177
HSBC Bank plc A/c 969995	5,544,642
HSBC Bank plc A/c 985551	272,303
HSBC Bank plc A/c 999392	315,124
HSBC Bank plc A/c 630608	1,271,201
HSBC Bank plc A/c 360509	3,433,259

5. Number of shares / amount of stock acquired

63,752,204

6. Percentage of issued class

3.02%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of £0.10

10. Date of transaction

Not known

11. Date company informed

27 October 2006

12. Total holding following this notification

As per 5 above

13. Total percentage holding of issued class following this notification

As per 6 above

14. Any additional information

This notification relates to notifiable interests held in nominee accounts as detailed in 4 above

15. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gillian Bailey, Investor Relations 0131 245 1110
Gordon Aitken, Investor Relations 0131 245 6799

16. Name and signature of authorised company official responsible for making this notification

Julie Reith

Date of notification

31 October 2006

Standard Life plc

David Nish appointed Group Finance Director of Standard Life plc

Standard Life plc ("the Company") is delighted to announce that David Nish will be joining the Board as Group Finance Director on 1 November 2006.

From 1999 to 2005 David was Finance Director at ScottishPower plc and, until recently, he was Executive Director, Infrastructure Division, ScottishPower plc. Previously he was a partner with Price Waterhouse where his clients included several financial services companies and large plcs.

In 2005, David was appointed to the board of Northern Foods plc as non-executive director and chairman of the audit committee. From 2001-2002 he served as non-executive director of Thus plc. In 2000 he won the Scottish Business Awards Finance Director of the Year and from 2004 to 2005 he served on the Government Employers Pension Task Force. He is a member of the Institute of Chartered Accountants of Scotland.

Sir Brian Stewart, Chairman of Standard Life plc commented:
"David is an excellent addition to the Board. He brings extensive experience as a finance director with broad skills from working with major UK listed companies."

No other information is required to be disclosed pursuant to paragraph LR 9.6.13R of the Listing Rules of the Financial Services Authority in relation to David's appointment as a director of the Company.

31 October 2006

Enquiries:

Scott White, Press Office 0131 245 5422
Gordon Aitken, Investor Relations, 0131 245 6799

END

Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 31 October 2006, the undermentioned director and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Director		
Norman Keith Skeoch	43	£2.87 - UK
Other PDMRs		
Anne Margaret Gunther	43	£2.87 - UK
Michael Andrew Hall	43	£2.87 - UK
Marcia Dominic Campbell	43	£2.87 - UK
Joseph Iannicelli	20	C$6.15 - Canada

With the exception of Mr Iannicelli, each individual also received from the Company eight free shares in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under Section 324 of the Companies Act 1985 and DR 3.1.4 (R).

1 November 2006

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Standard Life plc - Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for the listing of 36,007 ordinary shares of 10 pence each in Standard Life plc ("the Company") in respect of allotments of shares to eligible employees participating in The Standard Life Share Plan ("the Plan") to satisfy the share purchase matching commitment under the Plan. These shares, which are expected to be admitted to the Official List on 3 November 2006 for trading to commence on 6 November 2006, will rank equally with the existing issued ordinary shares of the Company.

2 November 2006

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

RECEIVED
2006 NOV 14 P 1:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Standard Life group

Press release

STANDARD LIFE

Standard Life plc
New business results – nine months to 30 September 2006
8 November 2006

- **Worldwide insurance APE[1] sales up 26% to £1,119m (2005: £890m) year to date, with a 41% increase in the third quarter of 2006.**
- **UK Life and Pensions APE sales up 35% to £921m (2005: £684m) year to date, with a 56% increase in the third quarter of 2006.**
  - **Self Invested Personal Pension (SIPP) and drawdown APE sales up 109% to £182m (2005: £87m).**
  - **Investment bond APE sales up 81% to £132m (2005: £73m).**
- **Lapses in UK pensions continue above the long-term trend, as reflected in the provisions made at the half year.**
- **Third party funds under management up to £34.7bn (31 December 2005: £29.1bn[2], 30 June 2006: £32.5bn[2]).**

All comparisons above and in narrative below are in sterling unless otherwise stated[3]. All sales figures below are on an APE basis unless otherwise stated.

Group Chief Executive, Sandy Crombie, commented:

"I am pleased to report Standard Life's worldwide new business sales have shown accelerated growth in the first three quarters of 2006.

"UK Life and Pensions sales in the first 9 months of 2006 exceeded the 2005 calendar year total with SIPP and Investment Bonds continuing to lead the way. A-day has had a significant positive impact on new business and I am confident we will continue to be one of the net winners with our SIPP product, which enjoyed its strongest ever month for sales in September. Our performance has been built on our first class service, strong suite of products and deep relationships with intermediaries.

"Continued excellent investment performance by Standard Life Investments has helped us to grow our third party funds under management by 19%[2] since the end of 2005.

"Our progress since listing as a public company reaffirms our confidence in our future business prospects."

STANDARD LIFE

UK and Europe Life and Pensions

UK Life and Pensions sales for the first nine months increased by 35% to £921m (2005: £684m), which surpassed the 2005 full year total of £908m. This was assisted by a 56% increase in third quarter sales to £327m (2005: £209m). Sales on a PVNBP[4] basis were £6,923m for the first nine months of 2006 which also exceeded the 2005 calendar year total of £6,455m. PVNBP sales for the third quarter were £2,593m.

Consistent with our focus on profitable areas of the market, sales growth continues to be driven by single premium business, which has increased 60% compared with regular premium growth of 10% for the year to date. While SIPP, Investment Bonds and TIP[5]/PPIP[6] have performed particularly well, every product line in the UK Life and Pensions suite has seen an increase in sales. Our UK business continues to benefit from our market leadership in SIPP and the heightened activity in the pensions market due to A-day.

Sales of SIPP & Drawdown[7] in the first nine months of 2006 increased 109% to £182m (2005: £87m). Third quarter sales increased 181% to £76m (2005: £27m) as our early mover advantage allowed us to capitalise on a growing SIPP market. SIPP experienced its strongest ever month for new business in September 2006 with APE sales of £27m. At 30 September 2006, SIPP assets under management, including both insured and non-insured SIPP, were £3.4bn compared to £1.3bn at 31 December 2005. The average SIPP case size was £163,000 at 30 September 2006 with 85% of single premium sales into SIPP in the third quarter representing new inflows to the company.

We expect SIPP to be the vehicle of choice for consolidation in the UK pensions market. Our experience and reputation for service mean we are confident we will continue to be a major beneficiary of the growth in this market. In October 2006 we were pleased to announce we have been added to a select list of SIPP providers for the administration of Life and Pensions business written by UBS.

Net pensions' inflows[8] continued to be positive during the third quarter although there remains uncertainty around the long-term effects of the A-day reforms on customer behaviour. In pensions, lapses continue above the long-term trend, as reflected in the provisions made at the half year. We continue to monitor carefully the current level of lapses.

Group Pensions remains the largest single product by APE sales volume in our UK Life and Pensions business. Sales totalled £337m for the first nine months of the year (2005: £314m). The third quarter was particularly strong with sales increasing 35% to £109m (2005: £81m). The year-to-date increase can be attributed to the introduction of Group SIPP where there have been total sales of £34m since launch in January 2006.

Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. 0131 225 2552.
Calls may be recorded/monitored.
Standard Life group includes Standard Life plc and its subsidiaries.

STANDARD LIFE

Investment performance has been the key driver for higher sales of Investment Bonds, TIP and PPIP. Investment Bonds increased 81% to £132m (2005: £73m) while TIP and PPIP rose 58% to £123m (2005: £78m). As previously announced Standard Life will provide Citigroup with the investment platform for four defined contribution pension schemes. We expect to include over £80m of APE for this mandate in our fourth quarter sales.

Annuity sales increased 33% to £32m (2005: £24m) as business was received from consumers who had deferred retirement until after A-Day and our demutualisation. Over 90% of annuity sales in the first nine months of 2006 came from customers with maturing Standard Life pensions.

Standard Life Germany sales for the nine months to 30 September 2006 were 39% lower in local currency at £31m (2005: £51m), reflecting the exceptional sales in the first quarter of 2005 caused by changes to domestic tax legislation. The third quarter 2006 German result shows an improving picture with sales increasing 13% in local currency to £11m (2005: £9m). In October 2006 Standard Life Germany launched a new unit linked product.

Standard Life Ireland sales for the nine months to 30 September 2006 were 59% higher in local currency at £27m (2005: £17m) following the continued success of the Synergy suite of products launched in 2005 and the introduction of new products based on the UK SIPP platform this year.

Canadian Life and Pensions

Sales in Canada for the first nine months of 2006 declined 7% in local currency to £121m (2005: £119m) following the management actions to reorientate towards profitable lines.

We continue to target the Group Savings and Retirement market where we witnessed a 32% increase in year to date sales in local currency to £72m (2005: £50m). However, sales volumes in the third quarter decreased 15% in local currency to £11m (2005: £14m). This market is currently characterised by reduced quote activity as the industry focuses on retention of the existing client base.

Individual Insurance, Savings and Retirement sales were 33% lower in local currency at £38m (2005: £51m) following the repricing of our main universal life product in 2005.

Group Insurance sales were 41% lower in local currency at £11m (2005: £18m) in a market impacted by lower average case sizes and aggressive pricing.

We expect sales will recover in the fourth quarter. In October we secured significant schemes in Group Savings and Retirement and Group Insurance.

STANDARD LIFE

Asia

In India, Standard Life has two joint venture partnerships with HDFC: a life insurance company HDFC Standard Life Insurance Limited, in which it holds 18.6%, as at 30 September 2006, and HDFC Asset Management Company, in which it holds 49.9%. Standard Life's holding in HDFC Standard Life Insurance Limited changed during 2006 and the results for the period to 30 September 2006 are based on a weighted average holding of 17.7% (9 months to 30 September 2005: 26.0%). Sales for HDFC Standard Life Insurance Company Limited increased 54%[9] to £99m (2005: £65m) of which Standard Life's share was £17m (2005: £17m).

In China, Heng An Standard Life is making encouraging progress and in October 2006 opened a new branch office in Jiangsu province; the largest insurance market in mainland China.

Standard Life Investments (SLI)

Continued investment outperformance, which has driven further mandate wins, and improving equity markets have seen SLI's total funds under management increase to £129.7bn at the end of the third quarter of 2006. Third party funds under management have increased by an underlying 19%[2] from £29.1bn[2] at the end of 2005 to £34.7bn at the end of the third quarter in 2006.

The majority of this growth is due to net third party inflows of £3,886m which equates to over 13% of Third party funds under management at the start of year. Within this, net inflows for investment products were £3,121m (2005: £3,521m).

SLI is experiencing its strongest year for mutual fund sales since SLI was launched in 1998, with net inflows of £920m for the first nine months of the year. Net inflows in the third quarter were £236m, building on the sales momentum generated during the first half of the year.

In October 2006, SLI announced that the Select Property Fund had grown to £780m in the 12 months since its launch, making it one of the fastest growing retail funds launched in the UK over that period.

Standard Life Healthcare (SLH)

SLH's continued focus on writing profitable SME[10] business, and the competitive pressures in that market, resulted in sales of £15m for the first nine months of 2006 comparable to the corresponding period in 2005. Third quarter sales of £5m were also in line with last year.

STANDARD LIFE

Standard Life Bank (SLB)

The UK fixed rate mortgage market was highly competitive in the first half of 2006 and this, coupled with a continued focus on profitability rather than volume, resulted in a fall in gross mortgage lending for the nine months to 30 September 2006 of 8% to £2,111m (2005: £2,290m). However sales volumes improved in the third quarter of 2006 and lending for that period increased 6% to £895m (2005: £848m).

Mortgages under management were £10.3bn at 30 September compared to £10.6bn at 31 December 2005. At the end of the third quarter 2006 arrears rates continue to be significantly lower than the industry average at 16bps (30 June 2006: 17bps).

Savings balances grew in the 9 month period to £4,175m (31 December 2005: £4,119m) largely due to a growth in SIPP cash deposits to £228m (31 December 2005: £82m).

STANDARD LIFE

For further information please contact:

Media:

Scott White	0131 245 5422 / 07712 485 738
Barry Cameron	0131 245 6165 / 07712 486 463
Emma Wylie	0207 872 4154 / 07712 486 444
Neil Bennett (Maitland)	0207 379 5151 / 07900 000 777

Equity Investors:

Gordon Aitken	0131 245 6799
Conor O'Neill	0131 245 6466
Gillian Bailey	0131 245 1110

Debt Investors:

John Cummins	0131 245 5195
Georgina Marshall	0131 245 9798

STANDARD LIFE

Notes to Editors

1. Annual Premium Equivalent (APE) sales comprise new regular premium sales plus 10% of single premiums.

2. During the third quarter 2006 SLI reclassified £1.0bn of investments from Insurance funds under management to Third party funds under management. These investments represent both traditional mutual funds and individual segregated funds, which are similar to mutual funds but backed by a 75% capital guarantee and are now included within Third party insurance contracts. This reclassification has been reflected in the "Market & other movements" column in the tables on pages 11 and 14. The effect of restating Third party funds under management would be an increase from £28.1bn to £29.1bn at 31 December 2005 and an increase from £31.5bn to £32.5bn at 30 June 2006. Allowing for this restatement the growth in Third party funds under management in the 9 months to 30 September 2006 was 19%. There has been no impact to Total funds under management.

3. All percentage changes shown for new business are calculated in sterling. The principal average exchange rates for nine months to 30 September 2006 are £1: C$2.05 (nine months to 30 September 2005 £1: C$2.25) and £1:€1.46 (nine months to 30 September 2005 £1: €1.46). Funds under management are calculated using the closing exchange rate as at period end. The principal closing exchange rates used as at 30 September 2006 are £1: C$2.08 (31 December 2005 £1: C$2.01) and £1: €1.47 (31 December 2005 £1: €1.46).

4. Present Value of New Business Premiums (PVNBP) is calculated as 100% of single premiums plus the expected present value of new regular premiums.

5. TIP is a Trustee Investment Plan designed to meet the needs of Trustees of exempt approved occupational pension schemes (defined benefit, defined contribution and SSAS schemes).

6. PPIP is a Personal Pension Investment Plan. It is a version of TIP available to managers of Self Invested Personal Pensions (SIPP) that are administered externally to Standard Life.

7. Of the £182m APE sales of insured SIPP & Drawdown written in the 9 month period to 30 September 2006, £165m is insured SIPP sales and £17m Drawdown sales.

8. Net pensions' inflows are defined as total premiums and deposits less total claims (including deaths, surrenders and maturities) for Individual Pensions, SIPP & Drawdown and Group Pensions products.

9. The growth percentages quoted for India relate to the results of HDFC Standard Life Insurance Limited, rather than the growth in Standard Life's share of the joint ventures new business.

10. SME is defined as small and medium enterprises.

11. All financial information in this release is unaudited.

STANDARD LIFE

12. The insurance operations new business shown within the attached tables includes certain products which do not fall within the scope of "insurance contracts" as defined by IFRS4 "Insurance Contracts" as they do not contain sufficient insurance risk. However, the classification of products into investment or insurance operations is consistent with previous new business reports and is in accordance with FSA recognition rules for new business.

13. All comparators are with the first nine months or the comparable third quarter of 2005 unless otherwise stated.

14. Department of Work and Pensions (DWP) rebate premiums of £26m APE (2005: £10m) have been received in the 9 month period to 30 September 2006. Of this total, £19m APE (2005: £8m) was received in the third quarter.

15. All 2006 sales figures span the demutualisation of The Standard Life Assurance Company on 10 July 2006.

16. There will be a conference call today for newswires at 7.30am (BST) hosted by Sandy Crombie, Group Chief Executive and Trevor Matthews, Chief Executive of Standard Life Assurance Limited. Dial in telephone number: +44 (0)20 7162 0125. Callers should quote Standard Life Newswire Conference Call.

17. There will be a conference call for investors and analysts at 8.30am (BST) hosted by Sandy Crombie, Group Chief Executive and Trevor Matthews, Chief Executive of Standard Life Assurance Limited. Dial in telephone number +44 (0)20 7162 0025. Callers should quote Standard Life Investor and Analyst Conference. A recording of this call will be available for replay for one week by dialling +44 (0)207 031 4064. The conference reference number will be 723285.

STANDARD LIFE

Standard Life New Business Summary
9 month period ended 30 September 2006

Insurance Products	PVNBP (a)		APE (b)		
	9 months to 30 September 2006 £m	12 months to 31 December 2005 £m	9 months to 30 September 2006 £m	9 months to 30 September 2005 £m	12 months to 31 December 2005 £m
UK					
Pensions	5,221	4,987	748	582	758
Life	1,348	1,131	136	74	114
Annuities	320	295	32	24	30
Protection	34	42	5	4	6
UK Life and Pensions	**6,923**	**6,455**	**921**	**684**	**908**
Europe					
Republic of Ireland	196	243	27	17	34
Germany	325	677	31	51	66
European Insurance	**521**	**920**	**58**	**68**	**100**
Canada					
Group savings and retirement	820	1,033	72	50	89
Individual insurance, savings and retirement	348	565	38	51	71
Group insurance	85	284	11	18	24
Canadian Insurance	**1,253**	**1,882**	**121**	**119**	**184**
Asia Pacific					
India	124	94	17	17	23
China	15	7	2	0	1
Asia Pacific Insurance	**139**	**101**	**19**	**17**	**24**
Discontinued operations (c)	0	9	0	2	2
Total Worldwide Insurance	**8,836**	**9,367**	**1,119**	**890**	**1,218**

Investment Products	Gross Inflows			Net Inflows		
	9 months to 30 September 2006 £m	9 months to 30 September 2005 £m	12 months to 31 December 2005 £m	9 months to 30 September 2006 £m	9 months to 30 September 2005 £m	12 months to 31 December 2005 £m
UK (d)	3,374	3,832	5,551	2,849	3,515	4,944
Canada	290	295	399	72	(72)	(41)
International (e)	390	78	(33)	200	78	(35)
Total Worldwide Investment products	**4,054**	**4,205**	**5,917**	**3,121**	**3,521**	**4,868**

Banking	Gross Mortgage Lending		
	9 months to 30 September 2006 £m	9 months to 30 September 2005 £m	12 months to 31 December 2005 £m
Gross Mortgage Lending	**2,111**	**2,290**	**3,092**

SL Healthcare	New Business Sales		
	9 months to 30 September 2006 £m	9 months to 30 September 2005 £m	12 months to 31 December 2005 £m
New business sales	**15**	**15**	**20**

(a) Present Value of New Business Premiums (PVNBP) is a measure of insurance sales calculated using the EEV methodology. It represents total single premiums received during the period plus the discounted value of premiums expected to be received over the term of new regular premiums contracts.
(b) Annual Premium Equivalent (APE) represents all new regular premiums and 10% of single premiums.
(c) Spanish business is shown as discontinued operations as it was disposed of in 2005.
(d) The Triple A fund within UK Investment sales is calculated using average net client balances.
(e) Due to the nature of the Indian investment sales market, Indian new business is shown as net of sales less redemptions.

STANDARD LIFE

Insurance Operations New Business - APE
9 month period ended 30 September 2006

Analysed by geographical region	Single Premiums 9 months to 30 Sep 2006 £m	Single Premiums 9 months to 30 Sep 2005 £m	Single Premiums % Change	New Regular Premiums 9 months to 30 Sep 2006 £m	New Regular Premiums 9 months to 30 Sep 2005 £m	New Regular Premiums % Change	Annual Premium Equivalents (APE) 9 months to 30 Sep 2006 £m	Annual Premium Equivalents (APE) 9 months to 30 Sep 2005 £m	Annual Premium Equivalents (APE) % Change	% Change in local currency (a)
UK										
Individual Pensions	616	547	13%	45	48	(6%)	106	103	3%	3%
SIPP & Drawdown	1,455	780	87%	36	10	260%	182	87	109%	109%
Group Pensions	415	283	47%	296	286	3%	337	314	7%	7%
Investments (TIP and PPIP)	1,231	781	58%	0	0	0%	123	78	58%	58%
Pensions	3,717	2,391	55%	377	344	10%	748	582	29%	29%
Investment Bonds	1,321	731	81%	0	0	0%	132	73	81%	81%
Offshore Bond	26	0	N/A	0	0	0%	3	0	N/A	N/A
Other	2	1	100%	1	0	N/A	1	1	0%	0%
Life	1,349	732	84%	1	0	N/A	136	74	84%	84%
Annuities	320	245	31%	0	0	0%	32	24	33%	33%
Protection	0	0	0%	5	4	25%	5	4	25%	25%
UK Life and Pensions	5,386	3,368	60%	383	348	10%	921	684	35%	35%
Europe										
Republic of Ireland	153	91	68%	12	8	50%	27	17	59%	59%
Germany	24	27	(11%)	28	48	(42%)	31	51	(39%)	(39%)
European Insurance	177	118	50%	40	56	(29%)	58	68	(15%)	(15%)
Canada										
Group savings and retirement	475	284	67%	25	22	14%	72	50	44%	32%
Individual insurance, savings and retirement	316	333	(5%)	6	18	(67%)	38	51	(25%)	(33%)
Group insurance	0	3	N/A	11	17	(35%)	11	18	(39%)	(41%)
Canadian Insurance	791	620	28%	42	57	(26%)	121	119	2%	(7%)
Asia										
India (c)	5	5	44% (b)	17	17	50% (b)	17	17	52% (b)	54%
China (c)	10	3	233%	1	0	N/A	2	0	N/A	294%
Asia Insurance	15	8	88%	18	17	6%	19	17	12%	55%
Discontinued operations (d)	0	5	N/A	0	1	N/A	0	2	N/A	N/A
Total Worldwide Insurance	6,369	4,119	55%	483	479	1%	1,119	890	26%	24%

(a) The percentage change in local currency is calculated using constant rates of exchange.
(b) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Limited to avoid distortion due to changes in the Group's shareholding in the joint venture during 2005 and 2006.
(c) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business.
(d) Spanish business is shown as discontinued operations as it was disposed of in 2005.

Investment Operations
9 month period ended 30 September 2006

		Opening FUM 01/01/2006 £m	Gross Sales £m		Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 30/09/2006 £m
UK	Mutual Funds	2,862	1,211	(a)	(291)	920	222	1,142	4,004
	Private Equity	1,580	206		(38)	168	5	173	1,753
	Segregated Funds	5,915	1,174	(b)	(196)	978	627	1,605	7,520
	Pooled Property Funds	438	76	(b)	0	76	23	99	537
	Triple A	4,421	707	(c)	0	707	(75)	632	5,053
Total UK		15,216	3,374		(525)	2,849	802	3,651	18,867
Canada	Mutual Fund	1,019	239	(d)	(112)	127	43	170	1,189
	Separate Mandates (e)	976	51		(106)	(55)	151	96	1,072
Total Canada		1,995	290		(218)	72	194	266	2,261
International	Europe	29	6		(6)	0	(4)	(4)	25
	Hong Kong	175	26		(184)	(158)	11	(147)	28
	India	1,137	358	(f)	0	358	(8)	350	1,487
Total International		1,341	390		(190)	200	(1)	199	1,540
Total Worldwide Investment Products		18,552	4,054		(933)	3,121	995	4,116	22,668

Total third party funds under management comprise the investment business noted above together with third party insurance contracts. New Business relating to third party insurance contracts is disclosed as insurance business for reporting purposes. An analysis of total third party funds under management is shown below.

	Standard Life Investments						
	Opening FUM 01/01/2006 £m	Gross inflows £m	Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 30/09/2006 £m
Investment products	18,552	4,054	(933)	3,121	995	4,116	22,668
Third party insurance contracts (new business classified as insurance products) (g)	9,577	1,739	(974)	765	1,725	2,490	12,067
Third party funds under management	28,129	5,793	(1,907)	3,886	2,720	6,606	34,735
Standard Life Investments - total funds under management	118,842						129,717

(a) UK Mutual Fund gross sales were £378m and net inflows were £148m in the 9 months to 30 September 2005.
(b) Institutional sales comprise Segregated and Pooled Property Fund sales.
(c) Due to the nature of the Triple A fund the inflows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM.
(d) Canadian Mutual Funds gross sales were £228m and net inflows were £172m in the 9 months to 30 September 2005.
(e) "Separate Mandates" (previously called Investment Counselling) refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which SLI exclusively provides portfolio advisory services.
(f) As a result of the sales market volatility in India, Investment sales are shown as net of sales less redemptions.
(g) During the third quarter 2006 SLI reclassified £1.0bn of investments from Insurance funds under management to Third party funds under management. These investments represent individual segregated funds, which are similar to mutual funds but backed by a 75% capital guarantee and are now included within Third party Insurance contracts. This reclassification has been reflected in the Market & other movements column (see notes to editor, note 2 for further details).

STANDARD LIFE

Standard Life New Business Summary
3 month period ended 30 September 2006

Insurance Products	PVNBP (a)		APE (b)		
	3 months to 30 September 2006	12 months to 31 December 2005	3 months to 30 September 2006	3 months to 30 September 2005	12 months to 31 December 2005
UK	£m	£m	£m	£m	£m
Pensions	1,972	4,987	263	166	758
Life	459	1,131	46	34	114
Annuities	152	295	16	7	30
Protection	10	42	2	2	6
UK Life and Pensions	**2,593**	**6,455**	**327**	**209**	**908**
Europe					
Republic of Ireland	65	243	9	6	34
Germany	116	677	11	9	66
European Insurance	**181**	**920**	**20**	**15**	**100**
Canada					
Group savings and retirement	127	1,033	11	14	89
Individual insurance, savings and retirements	84	565	9	16	71
Group insurance	17	284	2	6	24
Canadian Insurance	**228**	**1,882**	**22**	**36**	**184**
Asia					
India	67	94	5	6	23
China	4	7	1	0	1
Asia Insurance	**71**	**101**	**6**	**6**	**24**
Discontinued operations (c)	0	9	0	0	2
Total Worldwide Insurance	**3,073**	**9,367**	**375**	**266**	**1,218**

Investment Products	Gross Inflows			Net Inflows		
	3 months to 30 September 2006	3 months to 30 September 2005	12 months to 31 December 2005	3 months to 30 September 2006	3 months to 30 September 2005	12 months to 31 December 2005
	£m	£m	£m	£m	£m	£m
UK (d)	232	875	5,551	50	782	4,944
Canada	60	89	399	(18)	27	(41)
International (e)	(31)	69	(33)	(31)	69	(35)
Total Worldwide Investment products	**261**	**1,033**	**5,917**	**1**	**878**	**4,868**

Banking	Gross Mortgage Lending		
	3 months to 30 September 2006	3 months to 30 September 2005	12 months to 31 December 2005
	£m	£m	£m
Gross Mortgage Lending	**895**	**848**	**3,092**

SL Healthcare	New Business Sales		
	3 months to 30 September 2006	3 months to 30 September 2005	12 months to 31 December 2005
	£m	£m	£m
New business sales	**5**	**5**	**20**

(a) Present Value of New Business Premiums (PVNBP) is a measure of insurance sales calculated using the EEV methodology. It represents total single premiums received during the period plus the discounted value of premiums expected to be received over the term of new regular premiums contracts.
(b) Annual Premium Equivalent (APE) represents all new regular premiums and 10% of single premiums.
(c) Spanish business is shown as discontinued operations as it was disposed of in 2005.
(d) The Triple A fund within UK Investment sales is calculated using average net client balances.
(e) Due to the nature of the Indian investment sales market, Indian new business is shown as net of sales less redemptions.

STANDARD LIFE

Insurance Operations New Business - APE
3 month period ended 30 September 2006

	Single Premiums			New Regular Premiums			Annual Premium Equivalents (APE)			
Analysed by geographical region	**3 months to 30 Sep 2006 £m**	**3 months to 30 Sep 2005 £m**	**% Change**	**3 months to 30 Sep 2006 £m**	**3 months to 30 Sep 2005 £m**	**% Change**	**3 months to 30 Sep 2006 £m**	**3 months to 30 Sep 2005 £m**	**% Change**	**% Change in local currency (a)**
UK										
Individual Pensions	200	147	36%	12	11	9%	32	26	23%	23%
SIPP & Drawdown	664	266	150%	10	1	900%	76	27	181%	181%
Group Pensions	204	92	122%	89	72	24%	109	81	35%	35%
Investments (TIP and PPIP)	464	322	44%	0	0	0%	46	32	44%	44%
Pensions	**1,532**	**827**	**85%**	**111**	**84**	**32%**	**263**	**166**	**58%**	**58%**
Investment Bonds	449	343	31%	0	0	0%	45	34	32%	32%
Offshore Bond	11	0	N/A	0	0	0%	1	0	N/A	N/A
Other	0	0	0%	0	0	0%	0	0	0%	0%
Life	**460**	**343**	**34%**	**0**	**0**	**0%**	**46**	**34**	**35%**	**35%**
Annuities	**152**	**70**	**117%**	**0**	**0**	**0%**	**16**	**7**	**129%**	**129%**
Protection	**0**	**0**	**0%**	**2**	**2**	**0%**	**2**	**2**	**0%**	**0%**
UK Life and Pensions	**2,144**	**1,240**	**73%**	**113**	**86**	**31%**	**327**	**209**	**56%**	**56%**
Europe										
Republic of Ireland	50	33	52%	4	2	100%	9	6	50%	58%
Germany	9	8	13%	10	9	11%	11	9	22%	13%
European Insurance	**59**	**41**	**44%**	**14**	**11**	**27%**	**20**	**15**	**33%**	**33%**
Canada										
Group savings and retirement	76	104	(27%)	4	3	33%	11	14	(21%)	(15%)
Individual insurance, savings and retirement	78	100	(22%)	1	7	(86%)	9	16	(44%)	(47%)
Group insurance	0	3	N/A	2	5	(60%)	2	6	(67%)	(47%)
Canadian Insurance	**154**	**207**	**(26%)**	**7**	**15**	**(53%)**	**22**	**36**	**(39%)**	**(35%)**
Asia										
India (c)	2	2	(11%) (b)	5	6	26% (b)	5	6	25% (b)	39%
China (c)	4	2	100%	0	0	0%	1	0	N/A	N/A
Asia Insurance	**6**	**4**	**50%**	**5**	**6**	**(17%)**	**6**	**6**	**0%**	**(2%)**
Discontinued operations (d)	0	0	0%	0	0	0%	0	0	0%	0%
Total Worldwide Insurance	**2,363**	**1,492**	**58%**	**139**	**118**	**18%**	**375**	**266**	**41%**	**42%**

(a) The percentage change in local currency is calculated using constant rates of exchange.
(b) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Limited to avoid distortion due to changes in the Group's shareholding in the joint venture during 2005 and 2006.
(c) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business.
(d) Spanish business is shown as discontinued operations as it was disposed of in 2005.

STANDARD LIFE

Investment Operations
3 month period ended 30 September 2006

		Opening FUM 01/07/2006	Gross Sales		Redemp-tions	Net Inflows	Market & other movements	Net movement in FUM	Closing FUM 30/09/2006
		£m	£m		£m	£m	£m	£m	£m
UK	Mutual Funds	3,534	328	(a)	(92)	236	234	470	4,004
	Private Equity	1,775	1		(7)	(6)	(16)	(22)	1,753
	Segregated Funds	7,087	84	(b)	(83)	1	432	433	7,520
	Pooled Property Funds	522	27	(b)	0	27	(12)	15	537
	Triple A	4,792	(208)	(c)	0	(208)	469	261	5,053
Total UK		17,710	232		(182)	50	1,107	1,157	18,867
Canada	Mutual Funds	1,095	52	(d)	(35)	17	77	94	1,189
	Separate Mandates (e)	1,037	8		(43)	(35)	70	35	1,072
Total Canada		2,132	60		(78)	(18)	147	129	2,261
International	Europe	25	0		(2)	(2)	2	0	25
	Hong Kong	1	26		2	28	(1)	27	28
	India	1,429	(57)	(f)	0	(57)	115	58	1,487
Total International		1,455	(31)		0	(31)	116	85	1,540
Total Worldwide Investment Products		21,297	261		(260)	1	1,370	1,371	22,668

Total third party funds under management comprise the investment business noted above together with third party insurance contracts. New Business relating to third party insurance contracts is disclosed as insurance business for reporting purposes. An analysis of total third party funds under management is shown below.

	Standard Life Investments						
	Opening FUM 01/07/2006	Gross inflows	Redemp-tions	Net Inflows	Market & other movements	Net movement in FUM	Closing FUM 30/09/2006
	£m	£m	£m	£m	£m	£m	£m
Investment products	21,297	261	(260)	1	1,370	1,371	22,668
Third party insurance contracts (new business classified as insurance products) (g)	10,170	719	(372)	347	1,550	1,897	12,067
Third party funds under management	31,467	980	(632)	348	2,920	3,268	34,735
Standard Life Investments - total funds under management	123,419						129,717

(a) UK Mutual Fund gross sales were £143m and net inflows were £70m in the 3 months to 30 September 2005.
(b) Institutional sales comprise Segregated and Pooled Property Fund sales.
(c) Due to the nature of the Triple A fund the inflows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM.
(d) Canadian Mutual Funds gross sales were £81m and net inflows were £62m in the 3 months to 30 September 2005.
(e) "Separate Mandates" (previously called Investment Counselling) refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which SLI exclusively provides portfolio advisory services.
(f) As a result of the sales market volatility in India, Investment sales are shown as net of sales less redemptions.
(g) During the third quarter 2006 SLI reclassified £1.0bn of investments from Insurance funds under management to Third party funds under management. These investments represent individual segregated funds which are similar to mutual funds but backed by a 75% capital guarantee and are now included within Third party Insurance contracts. This reclassification has been reflected in the Market & other movements column (see notes to editor, note 2 for further details).

STANDARD LIFE

Insurance Operations New Business - PVNBP
9 month period ended 30 September 2006

PVNBP					
Analysed by geographical region	**3 months ended 30 September 2006 £m**	**3 months ended 30 June 2006 £m**	**3 months ended 31 March 2006 £m**	**9 months ended 30 September 2006 £m**	**12 months ended 31 December 2005 £m**
UK					
Pensions	1,972	1,796	1,453	5,221	4,987
Life	459	451	438	1,348	1,131
Annuities	152	115	53	320	295
Protection	10	13	11	34	42
UK Life and Pensions	**2,593**	**2,375**	**1,955**	**6,923**	**6,455**
Europe					
Republic of Ireland	65	64	67	196	243
Germany	116	109	100	325	677
European Insurance	**181**	**173**	**167**	**521**	**920**
Canada					
Group savings and retirement	127	420	273	820	1,033
Individual insurance, savings and retirement	84	108	156	348	565
Group insurance	17	18	50	85	284
Canadian Insurance	**228**	**546**	**479**	**1,253**	**1,882**
Asia					
India (a)	67	23	34	124	94
China (a)	4	8	3	15	7
Asia Insurance	**71**	**31**	**37**	**139**	**101**
Discontinued operations (b)	0	0	0	0	9
Total Worldwide Insurance	**3,073**	**3,125**	**2,638**	**8,836**	**9,367**

(a) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business.
(b) Spanish business is shown as discontinued operations as it was disposed of in 2005.